[IsoTis Letterhead]
February 13, 2007
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	IsoTis, Inc. Request to Withdraw Registration Statement on Form S-1 File No. 333-140294
Ladies and Gentlemen:
     In accordance with Rule 477 of the Securities Act of 1933 (the “Securities Act”), IsoTis, Inc. (the “Registrant”) hereby respectfully requests withdrawal of the above-referenced registration statement on Form S-1, together with all exhibits thereto (collectively, the “Registration Statement”), that was filed with the Securities and Exchange Commission (the “Commission”) on January 29, 2007. The Registrant respectfully requests that such withdrawal be effective as of the date hereof or as soon as practicable hereafter. This request is based upon the Registrant’s conclusion that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.
     The Registrant has determined, due to changes to the Registrant’s financing plans, not to proceed at this time with the registration and sale of the Registrant’s common stock as contemplated by the Registration Statement. The Registrant confirms that the Registration Statement was not declared effective by the Commission, and none of the Registrant’s securities were sold pursuant to the Registration Statement.
     The Registrant reserves the right to undertake one or more subsequent private offerings in reliance on Rule 155(c) of the Securities Act. The Registrant also requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited towards future use.
     If you have any questions regarding this request, please contact Shayne Kennedy of Latham & Watkins LLP, counsel to the Registrant, at (714) 755-8181.

Sincerely, IsoTis, Inc.
By:	/s/ Pieter Wolters
	Name:	Pieter Wolters
	Title:	President, Chief Executive Officer and Director